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Exhibit 12.1

CELLDEX PHARMACEUTICALS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(In thousands)
Loss from continuing operations before taxes	$(36,850)	$(48,756)	$(15,508)	$(18,795)	$(17,369)
Fixed Charges:
Interest expensed and amortization of debt discount	452	156	—	—	—
Estimate of interest within rental expense(2)	825	726	99	66	33

Total fixed charges	1,277	882	99	66	33

Loss as defined for ratio to fixed charges	$(35,573)	$(47,874)	$(15,409)	$(18,729)	$(17,336)

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)

(1)
Due to the Company's loss from continuing operations for the years ended December 31, 2009, 2008, 2007, 2006, and 2005 earnings were insufficient to cover fixed charges by $36.9 million, $48.8 million, $15.5 million, $18.8 million, and $17.4 million, respectively.

(2)
Interest component on rentals estimated to be one-third of rentals.

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  Exhibit 12.1